

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 10, 2017

Daniel J. Sullivan
Chief Financial Officer
Party City HoldCo Inc.
80 Grasslands Road
Elmsford, NY 10523

     Re: Party City HoldCo Inc.
          Form 10-K for the year ended December 31, 2016
          Filed March 16, 2017
          File No. 001-37344

Dear Mr. Sullivan:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          /s/ Jennifer Thompson

                          Jennifer Thompson
                          Accounting Branch Chief
                          Office of Consumer Products